

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via E-mail
Ashish Pandey
Chief Executive Officer
Altisource Asset Management Corporation
402 Strand Street
Frederiksted, United States Virgin Islands 00840-3531

> Re: **Altisource Asset Management Corporation**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 1-36063**

Dear Mr. Pandey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2013

Interest expense, page 51

1. Regarding repurchase agreements entered into by Altisource Residential Corporation ("Residential"), in future filings please quantify the average quarterly balance for all periods presented, quantifying the period end balance for each of those quarters and the maximum balance at any month-end. Please explain the reasons for significant variances among these amounts.

Repurchase Facilities, page 52

2.   We note your footnote disclosure detailing the amount of Residential's outstanding repurchase agreements and the carrying value of related collateral. Please tell us and disclose the following in future periodic filings if material:

     a. The basis for the amount of additional collateral required above the amount outstanding for each outstanding repurchase agreement as of the balance sheet date;

     b. Trends related to overcollateralization ratios corresponding to Residential's individual and aggregated master repurchase agreements; and

     c. Whether Residential was required to pledge cash as collateral at any time over the duration of such outstanding repurchase agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Accounting Branch Chief